# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kyverna Therapeutics, Inc., CIK 0001994702
CUSIP: 501976104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 5980 Horton St., STE 550, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001749591

## Reporting persons
- Westlake BioPartners Fund I, L.P. ("Westlake Fund I"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,787,940; shared voting power 3,787,940; sole dispositive power 3,787,940; shared dispositive power 3,787,940; aggregate amount beneficially owned 3,787,940 (6.3% of the class)
  Comment: Row 5 - 3,787,940 shares, except that Westlake BioPartners GP I, LLC ("Westlake GP I"), the general partner of Westlake BioPartners Fund I, L.P. ("Westlake Fund I"), may be deemed to have sole voting power, and Dr. Beth C. Seidenberg ("Seidenberg"), the managing director of Westlake GP I, may be deemed to have sole power to vote these shares.
  
  Row 7 - 3,787,940 shares, except that Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole dispositive power, and Seidenberg, the managing director of Westlake GP I, may be deemed to have sole power to dispose of these shares.
- Westlake BioPartners GP I, LLC ("Westlake GP I"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,787,940; shared voting power 3,787,940; sole dispositive power 3,787,940; shared dispositive power 3,787,940; aggregate amount beneficially owned 3,787,940 (6.3% of the class)
  Comment: Row 5 - 3,787,940 shares, all of which are owned directly by Westlake Fund I. Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole voting power, and Seidenberg, the managing director of Westlake GP I, may be deemed to have sole power to vote these shares.
  
  Row 7 - 3,787,940 shares, all of which are owned directly by Westlake Fund I. Westlake GP I, the general partner of Westlake Fund I, may be deemed to have sole dispositive power, and Seidenberg, the managing director of Westlake GP I, may be deemed to have sole power to dispose of these shares.
- Westlake BioPartners Opportunity Fund I, L.P. ("Westlake Opportunity Fund I"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 869,317; shared voting power 869,317; sole dispositive power 869,317; shared dispositive power 869,317; aggregate amount beneficially owned 869,317 (1.5% of the class)
  Comment: Row 5 - 869,317 shares, except that Westlake BioPartners Opportunity GP I, LLC ("Westlake Opportunity GP I"), the general partner of Westlake BioPartners Opportunity Fund I, L.P. ("Westlake Opportunity Fund I"), may be deemed to have sole voting power, and Seidenberg, the managing director of Westlake Opportunity GP I, may be deemed to have sole power to vote these shares.
  
  Row 7 - 869,317 shares, except that Westlake Opportunity GP I, the general partner of Westlake Opportunity Fund I, may be deemed to have sole dispositive power, and Seidenberg, the managing director of Westlake Opportunity GP I, may be deemed to have sole power to dispose of these shares.
- Westlake BioPartners Opportunity GP I, LLC ("Westlake Opportunity GP I"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 869,317; shared voting power 869,317; sole dispositive power 869,317; shared dispositive power 869,317; aggregate amount beneficially owned 869,317 (1.5% of the class)
  Comment: Row 5 - 869,317 shares, all of which are owned directly by Westlake Opportunity Fund I. Westlake Opportunity GP I, the general partner of Westlake Opportunity Fund I, may be deemed to have sole voting power, and Seidenberg, the managing director of Westlake Opportunity GP I, may be deemed to have sole power to vote these shares.
  
  Row 7 - 869,317 shares, all of which are owned directly by Westlake Opportunity Fund I. Westlake Opportunity GP I, the general partner of Westlake Opportunity Fund I, may be deemed to have sole dispositive power, and Seidenberg, the managing director of Westlake Opportunity GP I, may be deemed to have sole power to dispose of these shares.
- Dr. Beth C. Seidenberg ("Seidenberg"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 4,657,257; shared voting power 4,657,257; sole dispositive power 4,657,257; shared dispositive power 4,657,257; aggregate amount beneficially owned 4,657,257 (7.8% of the class)
  Comment: Row 5 - 4,657,257 shares, of which 3,787,940 shares are owned directly by Westlake Fund I and 869,317 shares are owned directly by Westlake Opportunity Fund I. Westlake GP I and Westlake Opportunity GP I, the general partners of Westlake Fund I and Westlake Opportunity Fund I, respectively, may be deemed to have sole voting power over such shares, and Seidenberg, the managing director of Westlake GP I and Westlake Opportunity GP I, may be deemed to have sole power to vote these shares.
  
  Row 7 - 4,657,257 shares, of which 3,787,940 shares are owned directly by Westlake Fund I and 869,317 shares are owned directly by Westlake Opportunity Fund I. Westlake GP I and Westlake Opportunity GP I, the general partners of Westlake Fund I and Westlake Opportunity Fund I, respectively, may be deemed to have sole dispositive power over such shares, and Seidenberg, the managing director of Westlake GP I and Westlake Opportunity GP I, may be deemed to have sole power to dispose of these shares.

## Item 1. Issuer
Name of issuer: Kyverna Therapeutics, Inc.
Address of issuer's principal executive offices: 5980 Horton St., STE 550, Emeryville, CA 94608

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Westlake BioPartners Fund I, L.P. ("Westlake Fund I"), Westlake BioPartners GP I, LLC ("Westlake GP I"), Westlake BioPartners Opportunity Fund I, L.P. ("Westlake Opportunity Fund I") and Westlake BioPartners Opportunity GP I, LLC ("Westlake Opportunity GP I" and together with Westlake Fund I, Westlake GP I and Westlake Opportunity Fund I, the "Reporting Entities") and Dr. Beth C. Seidenberg ("Seidenberg") (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons." Dr. Sean E. Harper, a Reporting Person on the initial Schedule 13G with respect to the Issuer, is no longer a managing director of Westlake GP I and Westlake Opportunity GP I, and accordingly, is not a Reporting Person on this Schedule 13G Amendment No. 1.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is c/o Westlake BioPartners, LLC, 3075 Townsgate Road, Suite 140, Westlake Village, California 91361.
Citizenship: Each of Westlake GP I and Westlake Opportunity GP I is a limited liability company organized under the laws of the State of Delaware. Each of Westlake Fund I and Westlake Opportunity Fund I is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.*
Percent of class: See Row 11 of the cover page for each Reporting Person.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person.*

* Except to the extent of a Reporting Person's pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of each of Westlake Fund I and Westlake Opportunity Fund I and the limited liability company agreement of each of Westlake GP I and Westlake Opportunity GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit

1 Joint Filing Agreement
2 Power of Attorney - Westlake BioPartners Fund I, L.P. and Westlake BioPartners GP I, LLC
3 Power of Attorney - Westlake BioPartners Opportunity Fund I, L.P. and Westlake BioPartners Opportunity GP I, LLC

## Signatures
- Westlake BioPartners Fund I, L.P. ("Westlake Fund I"): /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact*, Westlake BioPartners GP I, LLC, Its General Partner (02/05/2026)
- Westlake BioPartners GP I, LLC ("Westlake GP I"): /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (02/05/2026)
- Westlake BioPartners Opportunity Fund I, L.P. ("Westlake Opportunity Fund I"): /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact*, Westlake BioPartners Opportunity GP I, LLC, Its General Partner (02/05/2026)
- Westlake BioPartners Opportunity GP I, LLC ("Westlake Opportunity GP I"): /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (02/05/2026)
- Dr. Beth C. Seidenberg ("Seidenberg"): /s/ Jennifer L. Kercher, Jennifer L. Kercher/Attorney-in-Fact* (02/05/2026)
Comment: * This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are included herein as exhibits to this Schedule 13G.